Mail Stop 3010

October 2, 2009

VIA FAX (310) 456-7302 and USMAIL

Mr. Lawrence Weisdorn
Chief Executive Officer and Chief Financial Officer
Force Fuels, Inc.
22525 Pacific Coast Highway, Suite 101
Malibu, California 90265

Re: **Force Fuels, Inc.**
     Form 10-K/A for the year ended July 31, 2008
     Filed on June 5, 2009
     Form 10-Q/A for the quarter ended October 31, 2008
     Filed on June 5, 2009
     Form 10-Q for the quarter ended January 31, 2009
     Filed on June 10, 2009
     Form 10-Q for the quarter ended April 30, 2009
     Filed on June 16, 2009
     File No. 000-49993

Dear Mr. Weisdorn:

     We have reviewed your response letters filed August 24, 2009, September 17,
2009 and September 18, 2009 and have the following additional comments.

AMENDMENT #2 TO THE FORM 10-K FOR THE YEAR ENDED JULY 31, 2008

Financial Statements and Notes

Note 1 – Organization and Operations

Assignment and Contribution Agreement between the Company and ICE Conversions,
Inc., page 12

1.   We note in your letter dated September 18, 2009 that you believe EITF 98-3 is not
     applicable. However, the guidance in EITF 98-3 would be applicable in
     evaluating this transaction as it is used in determining whether an asset group
     constitutes a business. We note that Lawrence Weisdorn and Donald
     Hejmanowski, who are also officers of ICE, became your employees.

Additionally we note that prior to their appointed executive positions, Mr. Weisdorn and Mr. Hejmanowski were engaged to provide what appear to be, strategic management consulting services. Finally, page 1 of your Form 10-K for the year ended July 31, 2008 filed on December 24, 2008, states that you are the manufacturer of electric drive systems. The fact that you did not have any prior operations implies that you became an operating business as a result of the transaction with ICE. Given the above and the fact that you acquired a license for the use of certain electric drive technologies from ICE pursuant to the Assignment and Contribution Agreement, it appears that you may have acquired a business. Please provide us a detailed analysis of how you determined the asset acquired from ICE did not constitute a business as defined in paragraph 6 of EITF 98-3.

2. Notwithstanding your previous conclusions under EITF 98-3, it is unclear why the rescission impacts your determination of the accounting acquirer as of July 31, 2008. Page 8 of your Form 10-K for the year ended July 31, 2008, filed December 24, 2008, indicates that the 2.5 million shares granted to Mr. Weisdorn was a component of the Assignment and Contribution Agreement. We also note that Amendment No. 1 to your Form S-1 filed on June 23, 2009 lists Mr. Weisdorn as a selling shareholder and does not appear to reflect the rescission. Given that Mr. Weisdorn did not return his canceled shares until August 2009 as it is stated in your letter dated August 21, 2009, it appears he retained the rights and benefits associated with owning the shares from May 2008 through August 2009. In light of these factors it seems that Mr. Weisdorn owned the 2.5 million shares as of July 31, 2008 and those shares should not be deemed canceled from an accounting perspective until those shares were returned to the company. Please advise us and provide your basis in GAAP to support your conclusion that ICE would not be considered the accounting acquirer due to the rescission.

3. Notwithstanding your previous conclusions regarding the rescission and guidance under EITF 98-3, it continues to remain unclear how you determine that ICE is not the accounting acquirer pursuant to paragraph 17 of SFAS 141 given the following:

   a. Collectively, the shares received by Mr. Weisdorn and Mr. Hejmanowski, along with the consideration given for the license for the use of certain electric drive technologies resulted in a change of control of Force Fuels.
   b. The governing body and senior management of the company did change subsequent to the acquisition as Mr. Weisdorn and Mr. Hejmanowski were appointed to senior management positions of the company, while Thomas Hemingway resigned from his executive positions on October 21, 2008.

In light of these circumstances, it appears that ICE would be deemed as the accounting acquirer. Please advise us and provide your basis in GAAP to support your conclusion that ICE would not be considered the accounting acquirer.

4.   Notwithstanding your previous conclusions regarding the rescission and guidance under EITF 98-3 and in light of the fact that Force Fuels was a shell company prior to the acquisition, it appears that this transaction should have been accounted for as a recapitalization with ICE as the accounting acquirer. Please provide us a materiality analysis for the periods effected in determining whether accounting for this transaction as a recapitalization would have materially impacted your financial statements. Refer to SAB 99.

***

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant